SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR DECEMBER 31, 2002

STET Hellas Telecommunications S.A.
(Exact name of Registrant as specified in its Charter)

STET Hellas Telecommunications S.A.
(Translation of Registrant’s name into English)

66 Kifissias Ave.
Marousi
Athens 151 25
Greece
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Exhibit Index

Exhibit No.	Description

99.1	Press Release Dated 31 December 2002

Exhibit Index
SIGNATURE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

31 December 2002

STET Hellas Telecommunications S.A.

	By:	/s/ Nikolaos Varsakis

		Name: Title:	Nikolaos Varsakis Chief Executive Officer and Managing Director

Exhibit 99.1

STET HELLAS SIGNS COMMERCIAL AGREEMENT
TO OFFER FIXED WIRELESS ACCESS SERVICES

ATHENS, December 31, 2002 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced that it signed a commercial agreement with EUROPROM Telecommunications S.A. to lease EUROPROM’s Fixed Wireless Access (FWA) license in the 25 GHz frequency band.

This agreement enables STET Hellas to bundle mobile and FWA service elements creating a one-stop-shop solution to the business market segment, thus exploring new revenue streams through combined fixed and mobile voice & data offerings. STET Hellas’ commercial proposition will be launched in early 2003.

“Consistent with our strategy to further penetrate the high-end, high-yielding business market segment, we strengthen our value proposition by offering integrated telecommunication solutions to our existing and prospective customers,” stated STET Hellas’ Chief Executive Officer, Mr. Nikolaos Varsakis. “STET Hellas will continue to exploit the new opportunities presented in the liberalized Greek Telecom environment, to secure further growth and enhanced revenue streams”.

– END –

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.3 million customers in Greece, the company’s Telestet brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.